UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 2019

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Further to a Form 6-K of Akari Therapeutics Plc dated April 26, 2019, on April 28, 2019, a poster presentation was made at the Association for Research in Vision and Ophthalmology annual meeting in Vancouver titled “Targeting the leukotriene B4 pathway and/or complement C5 via dual-functional recombinant coversin (nomacopan) in Experimental Autoimmune Uveitis (EAU)”. A copy of the poster is attached hereto as Exhibit 99.1.

Exhibit No.

99.1	Poster titled “Targeting the leukotriene B4 pathway and/or complement C5 via dual-functional recombinant coversin (nomacopan) in Experimental Autoimmune Uveitis (EAU)”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Interim Chief Executive Officer and Chief Operating Officer

Date: April 29, 2019